FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Supplement for Financial Highlights – Three months ended June 30, 2026

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-297506) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 6, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. and its consolidated entities. References to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with U.S. generally accepted accounting principles.

Supplement for Financial Highlights—Three months ended June 30, 2026

Nomura reported net revenue of 686.7 billion yen for the three months ended June 30, 2026, an increase of 31.2% from the same period in the previous year. Non-interest expenses increased by 30.9% from the same period in the previous year to 475.2 billion yen. Income before income taxes was 211.5 billion yen and net income attributable to NHI shareholders was 145.6 billion yen for the three months ended June 30, 2026. Basic-Net income attributable to NHI shareholders per share was 49.90 yen and Diluted-Net income attributable to NHI shareholders per share was 48.34 yen. Return on shareholders’ equity was 15.4%. Return on shareholders’ equity annualized is calculated as the ratio of net income attributable to NHI shareholders to the average of total NHI shareholders’ equity at the beginning and end of the period multiplied by 4 to annualize the figure.

i.) Financial Position

As of June 30, 2026, Nomura’s main balance sheet indicators were as follows:

•	Total assets: 68.2 trillion yen (an increase of 5.6 trillion yen compared to March 31, 2026 due mainly to an increase in Trading assets)

•	Total liabilities: 64.2 trillion yen (an increase of 5.4 trillion yen compared to March 31, 2026 due mainly to an increase in Trading liabilities)

•	Total equity: 4.0 trillion yen (an increase of 0.1 trillion yen compared to March 31, 2026 due mainly to an increase in Retained earnings)

•	Total NHI shareholders’ equity: 3.8 trillion yen

As of June 30, 2026, Nomura’s capital-related indicators were as follows1:

•	Tier 1 Capital: 3,767 billion yen (3,843 billion yen as of March 31, 2026)

•	Tier 2 Capital: 239.2 billion yen (189.3 billion yen as of March 31, 2026)

•	Total Capital: 4,006 billion yen (4,032 billion yen as of March 31, 2026)

•	Tier 1 Capital ratio: 14.7% (15.6% as of March 31, 2026)

•	Common Equity Tier 1 Capital ratio: 12.9% (12.8% as of March 31, 2026)

•	Consolidated Capital Adequacy ratio: 15.6% (16.4% as of March 31, 2026)

•	Consolidated Leverage ratio (Tier 1 capital divided by exposure (the sum of on-balance sheet exposures and off-balance sheet items)): 4.64% (5.18% as of March 31, 2026)

•	Risk weighted assets: 25,522 billion yen (an increase from 24,544 billion yen as of March 31, 2026, due mainly to an increase in Credit Risk)

[1]

Ratios and figures in this paragraph represent preliminary estimates as of the date of this supplement release and may be revised upon finalization, which is currently expected to occur by the end of October 2026.

NHI has been assigned as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Since then, the Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III.

Since its designation as a Final Designated Parent Company in April 2011, NHI has been calculating its consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company and, from the end of March 2013, according to a Basel III-based consolidated capital adequacy ratio.

ii.) Value at Risk

Value at risk as of June 30, 2026 was 6.3 billion yen, 8.6% increase compared to March 31, 2026. Value at risk is defined at 95% confidence level. The time horizon for our outstanding portfolio is 1 day. Inter-product price fluctuations are considered.

iii.) Number of Employees

As of June 30, 2026, Nomura had 29,212 employees globally (Japan: 15,339, Europe: 3,265, Americas: 3,079, Asia and Oceania (including Powai office in India): 7,529).

The three months ended June 30, 2026—Business Highlights

Business Segment Information

Wealth Management

 Results of operation

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net revenue	105.8	145.4	37.5
Non-interest expenses	67.0	74.3	10.9

Income (loss) before income taxes	38.8	71.1	83.4

Net revenue increased from 105.8 billion yen for the three months ended June 30, 2025 to 145.4 billion yen for the three months ended June 30, 2026 primarily due to an increase in commissions. Non-interest expenses were 74.3 billion yen and income before income taxes was 71.1 billion yen.

 KPIs

	Trillions of yen		% Change
	March 31,	June 30,	(B-A)/(A)
	2026 (A)	2026 (B)
Recurring revenue assets	27.9	31.7	13.6

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net inflows of recurring revenue assets(1)	278.9	539.6	93.5

	Thousands		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Flow business clients	914	997	9.1

	Trillions of yen		% Change
	March 31,	June 30,	(B-A)/(A)
	2026 (A)	2026 (B)
Workplace client assets(2)	9.1	10.0	9.9

(1)

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value.

(2)

Workplace client assets are defined as the amount of assets under management associated with workplace business clients. Beginning with the year ending March 2027, the KPI previously disclosed as “Workplace services” has been replaced by “Workplace client assets” in light of the current business environment and progress in our business model transformation.

Investment Management

 Results of operation

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net revenue	50.6	98.3	94.4
Non-interest expenses	29.0	53.3	83.6

Income (loss) before income taxes	21.5	45.0	109.0

On December 1, 2025, Nomura completed the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH (collectively, “Acquired Companies”), pursuant to the share purchase agreement entered into on April 22, 2025 (the “Macquarie Acquisition”). As a result, these companies have become consolidated subsidiaries of Nomura with effect from December 1, 2025, and their results of operations and KPIs are included in the Investment Management figures disclosed under this Results of operation subsection and the following KPIs subsection beginning on such date.

Net revenue increased from 50.6 billion yen for the three months ended June 30, 2025 to 98.3 billion yen for the three months ended June 30, 2026, primarily due to an increase in Business revenue including a result of the consolidation of the businesses acquired in the Macquarie Acquisition. Non-interest expenses were 53.3 billion yen for the three months ended June 30, 2026, an increase over the same period in the previous year as a result of expenses attributable to the Acquired Companies and amortization of intangible assets related to the acquired business. As a result, income before income taxes was 45.0 billion yen.

The breakdown of net revenue for Investment Management is as follows:

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Business revenue(1)	40.7	86.2	111.8
Investment gain/ loss(2)	9.9	12.1	22.2

Net revenue	50.6	98.3	94.4

(1)

Consists of divisional revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of divisional revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

 KPIs

	Trillions of yen		% Change
	March 31, 2026 (A)	June 30, 2026 (B)	(B-A)/(A)
Asset Under Management	136.9	156.4	14.2

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2025 (A)	June 30, 2026 (B)
Net inflows	108	(1,330)	—

Wholesale

 Results of operation

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net revenue	261.1	369.1	41.4
Non-interest expenses	219.2	275.8	25.8

Income (loss) before income taxes	41.9	93.3	122.7

The breakdown of net revenue for Wholesale is as follows:

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Fixed Income	124.9	139.2	11.4
Equities	98.3	179.5	82.6
Global Markets	223.1	318.7	42.9
Investment Banking	37.9	50.4	33.0

Net revenue	261.1	369.1	41.4

Global Markets net revenue was 318.7 billion yen. Fixed Income net revenue increased from 124.9 billion yen for the three months ended June 30, 2025 to 139.2 billion yen for the three months ended June 30, 2026 due to strong performance in spread products. Equities net revenue increased from 98.3 billion yen for the three months ended June 30, 2025 to 179.5 billion yen for the three months ended June 30, 2026 due to strong performances in equity products. Investment banking net revenue was 50.4 billion yen.

 KPIs

Three months ended
June 30,
Cost-to-income ratio
2025/26	84%
2026/27	75%
Revenue/modified RWA
2025/26	6.9%
2026/27	9.3%

Banking

 Results of operation

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net revenue	12.8	15.2	18.7
Non-interest expenses	9.2	11.6	25.8

Income (loss) before income taxes	3.6	3.6	0.6

Net revenue increased from 12.8 billion yen for the three months ended June 30, 2025 to 15.2 billion yen for the three months ended June 30, 2026. Non-interest expenses were 11.6 billion yen and income before income taxes was 3.6 billion yen.

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Banking revenue and others(1)	3.6	4.0	11.1
Trust & Agent Service revenue(2)	9.2	11.2	21.7

Net revenue	12.8	15.2	18.7

(1)	Consists mainly of net interest margin earned by The Nomura Trust & Banking Co., Ltd. (“NTB”), as well as service revenue such as fees and spreads from foreign exchange transactions at NTB.
(2)	Consists mainly of revenue from Nomura Bank (Luxembourg) S.A. (“NBL”) and revenue generated from the management of client assets such as investment trusts and similar vehicles at NTB.

 KPIs

	Billions of yen		% Change
	March 31,	June 30,	(B-A)/(A)
	2026 (A)	2026 (B)
Loan Outstanding (The Nomura Trust and Banking Co., Ltd.) (1)	1,177	1,247	5.9

	Trillions of yen		% Change
	March 31,	June 30,	(B-A)/(A)
	2026 (A)	2026 (B)
Investment Trust balance (The Nomura Trust and Banking Co., Ltd.)(2)	42.9	44.0	2.6

	Billions of dollars		% Change
	March 31,	June 30,	(B-A)/(A)
	2026 (A)	2026 (B)
Assets under administration (Nomura Bank (Luxembourg) S.A.)(3)	64.6	69.0	6.8

(1)

The total balance of loans conducted by NTB, such as private banking loans and the “Nomura Web Loan” securities-backed loan product, corresponds to the figure for “Loans” disclosed on the asset side of NTB’s standalone balance sheet. Such figure is disclosed on the basis of regulatory standards based on accounting principles generally accepted in Japan and does not necessarily correspond to “Loans receivable” as disclosed by NHI on its consolidated balance sheet, which is prepared on the basis of accounting principles generally accepted in the United States.

(2)

The asset balance of investment trusts entrusted to NTB, calculated as the total net asset value of each fund as of its respective most recent fiscal period end. Such fiscal period end may not align with the date shown, and, for funds with only annual or semi-annual accounting, such period-end may not have occurred, and the amount may not have been updated, during the relevant quarter. The amount shown corresponds to the figure for “Investment Trusts” disclosed on the liability side of NTB’s standalone Statement of Trust Account. Such figure, which is disclosed on the basis of Japanese regulatory standards, is not included in NHI’s consolidated balance sheet.

(3)

The total asset amount of each investment trust for which NBL is responsible for calculating the net asset value, accounting treatment, order processing, nominee management, and creating preparation of various reports.

 Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net revenue	93.2	53.1	(43.0)
Non-interest expenses	38.6	60.1	56.0

Income (loss) before income taxes	54.6	(7.0)	—

Net revenue was 53.1 billion yen. Loss before income taxes was 7.0 billion yen.

Segment Information—Operating Segment

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net revenue
Business segment information:
Wealth Management	105,796	145,417	37.5
Investment Management	50,574	98,314	94.4
Wholesale	261,072	369,097	41.4
Banking	12,845	15,244	18.7

Subtotal	430,287	628,072	46.0
Other	93,160	53,105	(43.0)

Net revenue	523,447	681,177	30.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	5,537	—

Net revenue	523,315	686,714	31.2

Non-interest expenses
Business segment information:
Wealth Management	67,041	74,341	10.9
Investment Management	29,047	53,327	83.6
Wholesale	219,164	275,769	25.8
Banking	9,231	11,608	25.8

Subtotal	324,483	415,045	27.9
Other	38,550	60,130	56.0

Non-interest expenses	363,033	475,175	30.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	363,033	475,175	30.9

Income (loss) before income taxes (*1)
Business segment information:
Wealth Management	38,755	71,076	83.4
Investment Management	21,527	44,987	109.0
Wholesale	41,908	93,328	122.7
Banking	3,614	3,636	0.6

Subtotal	105,804	213,027	101.3
Other (*2)	54,610	(7,025)	—

Income (loss) before income taxes	160,414	206,002	28.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(132)	5,537	—

Income (loss) before income taxes	160,282	211,539	32.0

(*1) Includes primarily personnel expenses, occupancy, technology, and professional fees.

(*2) Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30,	June 30,
	2025 (A)	2026 (B)
Net gain (loss) related to economic hedging transactions	1,067	(2,045)	—
Realized gain (loss) on investments in equity securities held for operating purposes	5	1,190	—
Equity in earnings of affiliates	12,321	10,492	(14.8)
Corporate items	(11,637)	(15,964)	—
Other	52,854	(698)	—

Total	54,610	(7,025)	—

Disclaimers

•	This document is produced by Nomura. Copyright 2026 Nomura Holdings, Inc. All rights reserved.
•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•	This document should be read together with and is qualified in its entirety by reference to Nomura’s Annual Report on Form 20-F for the year ended March 31, 2026.